[SPECTRUM LAW GROUP, LLP LETTERHEAD]


E-Mail:    mindeglia@spectrumlawgroup.com
File No.:  10005.02

                                  July 21, 2005



VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C.  20459
Mail Stop 0304

      Re:   Excalibur Industries, Inc.
            Preliminary Proxy Statement on Schedule 14A filed May 20, 2005 Annual Report on Form 10-KSB for the year ended December 31, 2004 Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 SEC File No. 0-30291

Ladies and Gentlemen:

      On behalf of our client, Excalibur Industries, Inc., a Delaware corporation ("Excalibur"), we are filing herewith an Amendment No. 1 ("Proxy Amendment") to Excalibur's Preliminary Proxy Statement on Schedule 14A filed with the Commission on May 20, 2005 (the "Proxy Statement"), an Amendment No. 1 ("10-KSB Amendment") to Excalibur's Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "10-KSB"), and an Amendment No. 1 ("10-QSB Amendment") to Excalibur's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005. The Amendment has been prepared in response to the comments of the staff delivered by way of its letter dated June 17, 2005. Set forth below are Excalibur's responses to the staff's comments, numbered in a manner to correspond to the order to which the staff's comments were delivered.

                   Preliminary Proxy Statement on Schedule 14A

General

      1. In the Proxy Amendment, Excalibur has stated the approximate date on which the proxy statement and the form of proxy are first sent to security holders. See page 1.

Securities and Exchange Commission
Division of Corporation Finance
July 21, 2005
Page 2

      2. In the Proxy Amendment, Excalibur has disclosed the information required by Item 7(d) of Schedule 14A, in particular the information required by
Item 306 of Regulation S-B. See pages 38-39.

      3. In the Proxy Amendment, Excalibur has disclosed the information required by Item 9 of Schedule 14A. See pages 39-40.

Recapitalization, page 2

      4. As set forth in the Proxy Amendment, Mr. Flemming did personally guarantee all of the indebtedness of Excalibur to Stillwater National Bank ("Stillwater"), which, as of March 31, 2005, was approximately $10,000,000. As a condition of issuing the loan commitment, Stillwater required that Mr. Flemming remain solely and personally responsible for $350,000 of the approximately $10,000,000 he already owes to Stillwater. Stillwater required, however, that Mr. Flemming contribute $250,000 of that amount to Excalibur as equity capital contribution. Stillwater's purpose in these requirements was to further reduce the amount of debt which Excalibur will carry after the closing of the restructuring and to increase Excalibur's stockholder's equity after the closing of the restructuring while still maintaining a portion of Mr. Flemming's existing personal guarantee so that it can reduce its losses on the restructuring. See pages 2-3, 17, and 19.

Solicitation of Proxies and Acceptances, page 6

      5. Excalibur will comply with Rule 14a-6(c) of the Exchange Act in the event that any of its officers, directors, or employees solicit proxies by telephone, telegram, or other means of communication.

Voting of Proxies, page 7

      6. Excalibur has determined that it will not seek discretionary authority to postpone or adjourn the meeting to solicit additional proxies. Accordingly, it will not seek such authority, and the referenced language has been deleted from the proxy statement.

The Restructuring, page 14

      7. As set forth in the Proxy Amendment, Stillwater has issued a supplement to the loan commitment stating that, as part of the restructuring, Stillwater will loan to Excalibur $100,000 to purchase the capital stock of Shumate. This $100,000 will be added to the principal amount of the convertible note being issued by Excalibur.

Securities and Exchange Commission
Division of Corporation Finance
July 21, 2005
Page 3

      In response to the staff's specific questions:

      o Stillwater has issued a supplemental loan commitment pursuant to which it has agreed to sell the capital stock of Shumate to Excalibur as part of the restructuring for $100,000. Stillwater will loan the funds to Excalibur, and the principal amount of the convertible note will be increased by $100,000.

      o As of this time, Stillwater has not disposed of the capital stock of Shumate.

      o Excalibur expects to pay $100,000 for the capital stock of Shumate. The purchase will be financed by borrowing an additional $100,000 from Stillwater.

      o This sale will not take place before the stockholders vote at the special stockholders' meeting, as the sale will be conditioned on the closing of the entire restructuring.

      o Excalibur has amended its risk factors to clarify that, in the event the restructuring does not occur, it is unlikely that Excalibur will be able to repurchase the Shumate shares. Further, Excalibur has disclosed that, in the event that Stillwater does sell the Shumate shares to a third party, the restructuring will not occur, Excalibur will have no operations, and Excalibur will be unable to satisfy its currently outstanding obligations. See page 9.

The Unsecured Noteholder Conversions, page 19

      8. As set forth in the Proxy Amendment, Excalibur is currently in default on all of the unsecured notes. The amount in default is approximately $1,691,310. See page 19.

      9. Excalibur has filed the form of agreement to convert note signed by each noteholder as an Exhibit to the Proxy Amendment. See Exhibit B.

      10. The offer of shares to the noteholders in exchange for the notes is exempt from the registration requirements of the Securities Act pursuant to both
Section 3(a)(9) and Section 4(2) of the Securities Act.

Securities and Exchange Commission
Division of Corporation Finance
July 21, 2005
Page 4


Interests of Certain Persons in the Restructuring, page 20

      11. In the Proxy Amendment, Excalibur has disclosed, in tabular format, the interests of each person who has been an officer or director at any time since the beginning of 2004. See pages 21-22.

Approval of Terms of the Recapitalization Plan, page 21

      12. In the Proxy Amendment, Excalibur has revised the disclosures to reflect the ownership of Excalibur's officers and directors as a group on both a pre-closing and post-closing basis. This disclosure sets forth the number of shares (or the percentage of shares) (a) currently held by Excalibur's officers and directors, (b) being issued upon conversion of unsecured notes held by the officers and directors, (c) vesting pursuant to restricted stock awards under the 2005 Stock Incentive Plan, and (d) being purchased by Mr. Flemming. Excalibur has also cross-referenced, where applicable, the table set forth on pages 21-22 which clearly sets forth the interest of each officer and director, including Mr. Flemming.

Proposal 2 - Amendment to our Certificate of Incorporation to Effectuate a 1-for-7 Reverse Stock Split, page 23

      13. In the Proxy Amendment, Excalibur has elaborated on the reasons for the reverse stock split. See page 26.

Executive Officers and Directors, page 40

      14. In the Proxy Amendment, Excalibur has disclosed the periods during which each director has served. See pages 39-40.

Employment Agreements, page 43

      15. In the Proxy Amendment, Excalibur has disclosed the material terms of the separation and release agreement between Excalibur and Mr. Stuart. See page 49.

Litigation, page 47

      16. In the Proxy Amendment, with respect to the 10 actions commenced by former vendors against Excalibur in the aggregate amount of $880,000, Excalibur has disclosed all information required by Item 103 of Regulation S-B. To the extent such information is not disclosed therein, Excalibur has determined that no such disclosure is required. In particular, instruction 1 to Item 103 states that disclosure of any action which does not exceed 10% of Excalibur's current assets need not be disclosed, and, except as set forth in the Proxy Amendment, no such actions exceed that threshold.

Securities and Exchange Commission
Division of Corporation Finance
July 21, 2005
Page 5

      17. In the Proxy Amendment, Excalibur has updated its disclosures to the latest practicable date. In particular, Excalibur has disclosed that part of the recapitalization plan is to acquire the capital stock of Shumate with a portion of the proceeds from the amended and restated term note. See page 53.

Incorporation by Reference, page 48

      18. In the Proxy Amendment, Excalibur has revised its disclosure to state that it is only incorporating by reference its Annual Report on Form 10-KSB for the year ended December 31, 2004 and its Quarterly Report on Form 10-QSB for the period ending March 31, 2005, and that these reports are being delivered with the proxy statement. In the Proxy Amendment, all statements regarding incorporating future filings by reference have been deleted.

Unaudited Pro Forma Financial Data, page 37

      19. As set forth in the Proxy Amendment, as part of the recapitalization plan, Stillwater will sell the capital stock of Shumate to Excalibur for $100,000, the funds for which will be provided by the amended and restated term note. This has been disclosed throughout the Proxy Amendment and the unaudited pro forma financial data.

      20. In the Proxy Amendment, Excalibur has included pro forma statements of operations for the year ended December 31, 2004 and the three months ended March 31, 2005. Excalibur has also replaced the pro forma balance sheet as of December 31, 2004 with a pro forma balance sheet as of March 31, 2005.

      21. In the Proxy Amendment, Excalibur has clarified that the purchase of the three machines is a term of the loan commitment from Stillwater.

      22. In the Proxy Amendment, Excalibur has expanded and clarified the notes to the pro forma balance sheet to reflect the various adjustments by which the Stillwater prior debt would be eliminated and the amended and restated note and the third note would be reflected on the balance sheet.

      23. In the Proxy Amendment, Excalibur has expanded and clarified the notes to the pro forma balance sheet to specifically describe each equity transaction which would result from the recapitalization.

Securities and Exchange Commission
Division of Corporation Finance
July 21, 2005
Page 6

      24. In the Proxy Amendment, has expanded and clarified the notes to explain how it has arrived at the pro forma adjustment amounts for the pro forma compensatory charge as well as the gain on debt forgiveness.

        Annual Report on Form 10-KSB for the year ended December 31, 2004

General

      25. Except as indicated otherwise, the 10-KSB Amendment has been revised to reflect the comments from the SEC staff.

Item 1.  Description of Business, page 2

      26. In the 10-KSB Amendment, Excalibur has provided the requested disclosure.

      27. In the 10-KSB Amendment, Excalibur has provided the requested disclosure.

      28. In the 10-KSB Amendment, Excalibur has provided the requested disclosure.

Sales and Marketing; Customer, page 5

      29. In the 10-KSB Amendment, Excalibur has provided the requested disclosure.

Competition, page 5

      30. In the 10-KSB Amendment, Excalibur has provided the requested disclosure.

Cautionary Statements Concerning Forward-Looking Information, page 12

      31. In the 10-KSB Amendment, Excalibur has made the requested change.

      32. Excalibur supplementally confirms that it is aware of its responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding its financial condition to the extent required under the federal securities laws as applicable to Excalibur, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis.

Management's Discussion and Analysis or Plans of Operation, page 17

      33. Excalibur understands the staff is not making any determination as to whether Excalibur's disclosures regarding forward looking statements satisfy the requirements of the Private Securities Litigation Reform Act.

Securities and Exchange Commission
Division of Corporation Finance
July 21, 2005
Page 7

      34. In the 10-KSB Amendment, Excalibur has provided the requested disclosure.

Results of Operations, page 18.

      35. In the 10-KSB Amendment, Excalibur has provided the requested disclosure.

      36. Excalibur will provide a reasonably detailed description of the financial covenants required by its credit facility in future filings once the recapitalization has been completed.

Note 1.  Description of Business and Summary of Accounting Policies

Revenue Recognition, page F-6

      37. In the 10-KSB Amendment, Excalibur has expanded the disclosure of the revenue recognition policy as requested.

Stock Options And Warrants, page F-7

      38. In the 10-KSB Amendment, Excalibur has expanded the disclosure of the footnote relating to stock options and warrants. There were no situations in which common stock was recorded based on other than quoted market prices.

Note 12.  Stock Options and Warrants

Warrants, page F-12

      39. The third parties transferred the warrants to the directors and officers as an inducement for the directors and officers to make unsecured loans to Excalibur. The original 405,000 warrants were measured and recognized when they were granted in 2001. The transfer from the third party to the directors and officers did not result in an entry to the books of Excalibur other than a memo entry to the warrant ledger. Note 12 has been amended to reflect this.

Note 17,  Subsequent Events, page F-14

      40. In the 10-KSB Amendment, Excalibur has split Note 17 into two notes, the first of which is audited and the second of which is unaudited.

Securities and Exchange Commission
Division of Corporation Finance
July 21, 2005
Page 8

Exhibits 31.1 and 31.2

      41. In the 10-KSB Amendment, Excalibur has included certifications that conform to the formate provided in Item 601(b)(31) of Regulation S-B and has referred to the appropriate location for the definition of disclosure controls and procedures.

Form 10-QSB for the period ended March 31, 2005

Comment applicable to overall filing

      42. Except as indicated otherwise, the 10-QSB Amendment has been revised to reflect the comments from the SEC staff.

Consolidated Balance Sheet

      43. In the 10-QSB Amendment, Excalibur has revised the balance sheet to reflect that the pre-petition liabilities of bankrupt subsidiary were not "net of assets." In addition, in the 10-QSB Amendment, Excalibur has expanded Footnote 2 to separately disclose the individual assets and liabilities of Excalibur Holdings. As set forth in the amended footnote and in MD&A, the difference between the $13,600,000 reported as liabilities on the debtor schedules in the bankruptcy and the $1,816,575 reflects $11,783,425 that Excalibur Holdings owes to Stillwater National Bank. Since both Shumate Machine Works and Excalibur Industries have guaranteed this debt, this amount is not reflected as pre-petition liabilities on a consolidated basis.

Note 2.  Pre-Petition Liabilities of Bankrupt Subsidiary

      44. Excalibur has determined that it was appropriate to continue to consolidate the financial statements of Shumate as of March 31, 2005 despite the Excalibur Holdings, Inc. bankruptcy proceedings because the bankruptcy proceedings have not resulted in Excalibur Industries' losing control of Shumate or its operations. Shumate itself has not filed for bankruptcy, and its operations are not subject to the jurisdiction of the bankruptcy court. Further, although the capital stock of Shumate is an asset of the Excalibur Holdings bankruptcy estate, since the bankruptcy court has obtained relief from the automatic stay provisions of the Bankruptcy Code, the trustee of the bankruptcy estate has no authority to take any action which would impair Stillwater's perfected security interest with respect to the shares of the capital stock of Shumate, and hence has no control over either the capital stock of Shumate or the operations of Shumate.

           Since Stillwater has obtained relief from the stay provisions of the Bankruptcy Code, it has the ability to dispose of the capital stock of Shumate under state law procedures. However, the only steps that Stillwater has taken to date to dispose of the capital stock of Shumate is to give notice of intention to conduct a private sale of said stock. Stillwater has not conducted such a sale, and Stillwater has repeatedly advised Excalibur that it will not actually

Securities and Exchange Commission
Division of Corporation Finance
July 21, 2005
Page 9

dispose of the capital stock of Shumate to a third party unless Excalibur is unable to complete the recapitalization proposed in the Proxy Statement within a reasonable period of time. (Currently, Stillwater has given Excalibur until September 30, 2005 to complete the recapitalization). Further, Stillwater has provided an amended letter of commitment pursuant to which, as part of the recapitalization, Excalibur would purchase the capital stock of Shumate in a private sale for $100,000.

           SFAS 94 provides that "[a] majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner (as, for instance, if the subsidiary is in legal reorganization or in bankruptcy or operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent's ability to control the subsidiary)." However, for the reasons set forth above, control of Shumate and its operations still rests with Excalibur despite the bankruptcy filing of Excalibur Holdings, and accordingly, Excalibur has determined that it is appropriate to continue to consolidate the financial statements of Shumate.

      45. In the 10-QSB Amendment, Excalibur has revised Note 2 of the financial statements for the period ended March 31, 2005 to disclose which amounts reported in its consolidated financial statements are related to Excalibur Holdings.

           In addition, the financial statements of Excalibur Holdings, which are included in the consolidated financial statements, have been prepared on a going concern basis. In the 10-QSB Amendment, Excalibur has included this basis of presentation and has disclosed that asset and liability carrying amounts do not purport to represent the realizable and settlement values, but rather are carried at cost as of March 31, 2005.

           Further, no material restrictions have been imposed on Excalibur as a result of the bankruptcy filing other than the inability to control the disposition of the shares of capital stock of Shumate.

           No loss contingencies have arisen as a result of the bankruptcy filing.

           Finally, in the 10-QSB Amendment, Excalibur has disclosed in MD&A that the expected material impacts of the bankruptcy filing on its consolidated financial statements are (a) the reduction of approximately $1.8 million in liabilities, (b) a non-cash gain of approximately $1.8 million of debt forgiveness income, and (c) a reduction of interest expense.

Securities and Exchange Commission
Division of Corporation Finance
July 21, 2005
Page 10


Exhibits 31.1 and 31.2

      46. In the 10-QSB Amendment, Excalibur has included certifications that conform to the formate provided in Item 601(b)(31) of Regulation S-B and has referred to the appropriate location for the definition of disclosure controls and procedures.

      On behalf of Excalibur, please be advised that Excalibur has endeavored to respond fully to each of the staff's comments. We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner. Further, Excalibur acknowledges the following:

      o It is responsible for the adequacy and accuracy of the disclosure in its filings;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o Excalibur may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please advise us as soon as possible if the staff has any further comments relating to the Information Statement or the Amendment. Please be advised that, unless Excalibur hears back from the staff before July 29, 2005, Excalibur intends to file a definitive proxy statement and mail the same to its stockholders pursuant to Rule 14a-6 on August 1, 2005, which is more than 10 days after the filing of the Amendments. You can contact the undersigned at
(949) 851-4300. Thank you in advance for your courtesy and cooperation.

                                              Very truly yours,

                                              SPECTRUM LAW GROUP, LLP

                                              /s/ Marc A. Indeglia

                                              Marc A. Indeglia
MAI:krr
Enclosures
cc:      Excalibur Industries, Inc. (w/enclosure)
         Malone & Bailey, PLLC (w/enclosure)
         Craig Slivka, Esq. (w/enclosure via Federal Express)
         Nudrat Salik (w/enclosure via Federal Express)